Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following blog post was posted on Comcast's website:

Comcast Voices: Comments on Comcast Time Warner Cable Transaction Due Today at FCC
By David L. Cohen, Executive Vice President and Chief Diversity Officer
8/25/14

Today, the first round of comments is due in the FCC’s consideration of the proposed Comcast and Time Warner Cable transaction, and related Charter divestitures.  As we have previously discussed and presented to the FCC, DOJ, Congress, and multiple state and local authorities, this transaction will bring numerous public interest benefits to millions of residential and commercial customers, from faster Internet speeds and greater programming diversity, to next-generation TV, more robust Wi-Fi, more advertising choices and competition, low-cost Internet through our acclaimed Internet Essentials program, and the ability to better serve business customers big and small with innovative products and services tailored to their needs.

This is an important next step in the review of the transaction, and we look forward to the process proceeding in an orderly and timely manner.  As we’ve said from the outset, we believe this is an approvable transaction and we expect to agree with regulators on conditions that will further enhance the public interest while not being unduly burdensome on our business or consumers.

While comments will continue to be filed until the end of the day, we are gratified by the outpouring of thoughtful and positive comments from a wide range of supporters of the transaction that have already been submitted for the record, more than 200 already, including business development  and community organizations, diversity groups, advertisers, programmers, schools and universities, policy makers, and other prominent individuals – reinforcing what we have said since the announcement – that this transaction is pro-consumer, pro-competitive, and strongly in the public interest.

Among the substantive comments that have been filed in support of the transaction already are those of the governors of Maryland and Pennsylvania as well as support from the Democratic Governors Association.  We are honored to have the support of a bipartisan group of more than 50 mayors, from coast to coast, including both Comcast and Time Warner Cable cities, with a combined population of over 9 million people and representing major cities such as Anaheim, Denver, Jacksonville, Miami, Albuquerque, Philadelphia, and Austin.  We are especially gratified for the support of mayors and other local officials underscoring the powerful benefits of this transaction for their cities, constituents, and customers because they uniquely understand their local needs and the impact that the enhanced scale, investment, and innovation of Comcast will have on their local communities.

We’re pleased to have the support of a broad range of individuals, businesses, and organizations – including numerous chambers of commerce and business organizations across the country – such as the National Black Chamber of Commerce and those representing Chicagoland, Delaware County, Florida, Fresno, Kauai, Maine, and San Ramon, and companies – including Accolade, Inc., Bank of Hawaii, BCT Consulting, Inc., Broadcom Corporation, EdgeConneX, Inc., Food Genius, Maine & Co., and MileOne –that praise Comcast’s commitment to innovation and the benefits of the transaction for businesses of all sizes.

To date, over 100 diversity groups and community partners are on the record in support of the transaction, representing a wide range of the African American, Hispanic, Asian American, People with

Disabilities, Native American, and LBGT communities.  Organizations like the Asian Pacific American Institute for Congressional Studies, Association for the Advancement of Mexican Americans, Black Family Technology Awareness Association, Center on Halsted, Latin American Association, National Congress of Black Women, National Latino Education Institute, National Organization of Black Elected Legislative Women, National Puerto Rican Coalition, and National Urban Indian Family Coalition commend Comcast’s best-in-class diversity initiatives, which will extend to many more communities following the transaction.  Community and non-profit organizations, such as Big Brothers Big Sisters, Boys & Girls Club, United Way, and Urban League chapters, and By the Hand Club for Kids, City Year, and La Voz Latina, as well as educators from Colorado, Massachusetts, Missouri, and Hawaii praise Comcast’s acclaimed Internet Essentials and digital literacy programs, community investment, and community service – particularly Comcast Cares Day, the nation’s largest single-day corporate volunteer effort.  The American Association of People with Disabilities, The Arc, and Easter Seals also note our commitment to making technology accessible for all.

Programmers such as Access La Porte County, Bedford Community Television, JTV, Inc., PBS Hawaii, and Rutland Region Community Television, highlight our commitment to local content and public television.  And INSP, an independent programmer, believes the transaction “will be a great development for independent networks.”

Advertising companies like GroupM, Horizon Media, and MediaVest are excited about the benefits this transaction will bring to the industry, namely the accelerated development and deployment of next-generation advertising technologies like dynamic ad insertion and addressable advertising.

And numerous policy makers, including various state officials from Florida, Georgia, Illinois, Kansas, Missouri, Pennsylvania, South Carolina, and Tennessee also submitted letters detailing the public interest benefits of the transaction and praising Comcast’s investment in infrastructure, the jobs Comcast has created, and its commitment to hiring veterans.

We are extremely grateful that so many have filed in support of our transaction.  Of course, as expected, a number of commenters have expressed potential concerns, many of which we anticipated and addressed with our proposed public interest commitments.  Importantly, none of the commenters really take issue with the positive benefits that Comcast, Time Warner Cable, and Charter have identified for the transaction.

Negative comments have been filed by organizations purporting to represent the public interest, programmers, competitors, and others.  Many of these commenters have raised issues that are not transaction-specific and/or are best addressed separately in industry-wide proceedings.  As Jon Sallet, General Counsel at the FCC, pointed out in his blog post earlier this month, the nature of the FCC’s substantive review of transactions is one of “public interest analysis.”  The Commission’s mission is a “fact-based and data-driven” review of the potential public benefits as well as the potential public harms specific to the transaction under consideration.

Among the comments critical of the transaction are from Consumers Union and Common Cause.  Like other commenters, they continue to make the same discredited arguments that we’ve demonstrated consistently don’t have any merit.  For example, on antitrust, there are no horizontal antitrust concerns as Comcast, Time Warner Cable, and Charter do not compete for customers in any market and no customer will lose any choice.  The undisputable facts are that the number of video, broadband, and phone providers in every local market in the country will remain the same post-transaction as today.  There are no market concentration concerns because after the divestures we have proposed, we’ll be below the 30% limit that the courts have twice ruled is too low to create any vertical concerns, particularly with respect to programming negotiations.  We’ll have essentially the same share of the video market after this deal as we did after earlier approved transactions.

A lot of attention has been paid to our share of the “national” broadband market, where there have been a lot of inaccurate assertions of our market share.  We’ve demonstrated, relying on actual facts, that our post-transaction share of wired broadband connections is 35.5% based on the FCC’s most recent

data.   And this doesn’t even include the marketplace developments happening every day, including the growth of 4G/LTE connections.  Include those, and our post-transaction market share would be a little over 15%.

As in many prior transactions, various parties have attempted to use this review to advance agendas that have nothing to do with this transaction and to seek government support for parochial business interests that in many cases are seeking more money and distribution for themselves.  For example, it is not unexpected that our competitors, with both national and international footprints, would seek to put limits on competition that would ultimately serve to benefit their business model.   We also see negative comments from programmers who have sought unsuccessfully to renegotiate existing programming deals in exchange for support of the transaction.  These attempts to leverage the transaction for individual company financial interests do not represent an appropriate use of the Commission’s transaction review process.

Even after this transaction, 70% of the multichannel video market for programmers – be they international conglomerates or independent startups – will not belong to Comcast.  That doesn’t even take into account all the market place changes and new outlets for programmers that allow them to bypass traditional video providers entirely if they wish.  We also have a stellar record supporting smaller, independent programmers. Comcast carries over 160 independent networks and, since 2011, has launched four new minority-owned or managed independent networks, and has substantially expanded carriage of over 120 independent networks (including diverse networks) – by more than 50 million subscribers.

It is important to remember that for every programmer that wants more money for carriage or expanded carriage, this imposes real costs on consumers and limits the opportunities for other cable networks to gain access to our systems.  Our programming costs have increased by over 130% over the past 10 years while our consumer pricing has increased at about half that rate.  We’ve had success in negotiating programming deals in the marketplace and believe that’s the right place for buyers and sellers to make deals without government intervention.

In addition, broader marketplace and industry issues are more appropriately handled in general FCC proceedings and not in the context of the Commission’s review of this transaction.  For example, some commenters have raised issues related to Net Neutrality and interconnection that are best addressed in the separate Open Internet proceeding and inquiry into interconnection issues that are ongoing at the FCC.

For our part, Comcast remains committed to a free and open Internet and supports the FCC putting in place strong, legally enforceable open Internet rules, but these rules should apply to all companies, not as unduly burdensome conditions that will prevent us from competing effectively in a highly competitive marketplace.  Today, Comcast is the only company in America that is legally bound by all of the FCC’s now vacated Open Internet rules, and we’ve promised to extend these rules to millions of new customers in cities from New York to Los Angeles through our transaction with Time Warner Cable.  We remain strongly supportive of the FCC putting in place legally enforceable rules to protect the openness of the Internet.  The FCC is also separately looking at backbone interconnection issues, and this is properly an industry-wide issue that shouldn’t be handled in a transaction review.

In response to comments related to diversity, we have been a demonstrated leader in this area and we stand by our partnerships and ongoing initiatives.  Our best-in-class diversity and inclusion program has been enhanced by the voluntary commitments we’ve made in connection with the NBCUniversal transaction that span five key focus areas across all aspects of Comcast’s business: governance, workforce recruitment and retention, procurement, programming, and philanthropy and community investment.  These commitments have led to dozens of diversity and inclusion awards and recognitions over the past three years and to the strong support of the transaction by so many diversity organizations.

Concerns regarding the advertising marketplace are also unfounded.  Comcast and Time Warner Cable serve distinct geographic markets and do not compete for cable spot advertising.  Those who have raised advertising-related issues about this transaction vastly overestimate cable’s role in the marketplace.  In fact, cable companies represent only 7 percent of the local advertising market based on SNL Kagan data.  The transaction will enable the combined company to become a stronger advertising competitor and facilitate the development and deployment of next-generation advertising technologies, which is why advertisers support the transaction.  It is, therefore, not surprising that the only comments filed by advertisers in this proceeding favor the transaction.

The final point that I would like to address, and one that seems to be at the heart of a lot of the opposition to our merger, is the view that any merger between large companies should be opposed because of fears of “media consolidation.”  While we understand the skepticism by some, we must look at each case separately, based on facts and analysis, and above all, anchored by antitrust laws.  And in this case, as we have described in detail, our getting bigger is better for consumers.

This transaction will allow us to bring more investment and technology and new services – such as faster Internet speeds, a more reliable and more secure network, net neutrality protection, low-cost Internet access, and programming diversity – to more American homes and businesses.  The primary reasons we are pursuing our merger with Time Warner Cable is because it will provide us the increased scale to invest and innovate more in both residential and business services.  Here the scale efficiencies are key because we are in a sector where most of our costs are fixed, or at least do not grow proportionally to the increase in scale. Increased scale equals larger investments in R&D, innovation, and infrastructure to enable us to compete more effectively in this incredibly dynamic marketplace.   Plus, when we have the scale to increase investment in more markets, our competitors will invest too, which will benefit more consumers.

We expect additional comments, both positive and those that question the merits of this deal, to come right up until the deadline.  Comcast, Time Warner Cable, and Charter stand ready, willing, and able to address any legitimate concerns that are specifically related to the issues raised by our transactions.  As the process moves forward, we are tremendously grateful for the support we have received and we look forward to working productively and constructively with the FCC and the DOJ, which are concurrently reviewing the deal’s competition aspects.  We look forward to further detailing the numerous pro-consumer, pro-competitive benefits of this proposed transaction in our response to today’s filings, which will be filed by September 23rd.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on August 14, 2014, Comcast filed with the Securities and Exchange Commission (“SEC”) an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,”

“could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.